Jane K. Storero Vice President, Corporate Governance Secretary & Assistant Treasurer	701 Ninth Street, NW Washington, DC 20068 202-872-3487

June 25, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Andrew D. Mew
Jarrett Torno
Jason Niethamer

Re:	Pepco Holdings, Inc.
Atlantic City Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 3, 2013
File Nos. 001-31403 and 001-03559

Ladies and Gentlemen:

This letter is being submitted by Pepco Holdings, Inc., (PHI) and Atlantic City Electric Company (ACE) to confirm the telephone conversation held with Jarrett Torno on June 24, 2013.  In our discussion, Mr. Torno approved PHI and ACE providing you with a response to your comments not later than close of business on July 19, 2013.  We appreciate the Staff’s assistance with this matter.

If you have any questions regarding this letter, please do not hesitate to call me at 202-872-3487.

Sincerely,
/s/ Jane K. Storero
Vice President, Corporate Governance
Secretary and Assistant Treasurer